Exhibit 99.1

Lion Announces Unaudited First Half 2022 Financial Results

Hong Kong, December 2, 2022 /PRNewswire/ -- Lion Group Holding Ltd. (“Lion” or “the Company”) (NASDAQ: LGHL), operator of an all-in-one trading platform that offers a wide spectrum of products and services and developer of new growth products that include SPAC sponsorship, NFT, and metaverse-related initiatives, today announced its unaudited financial results for the six months ended June 30, 2022.

Mr. Chunning (Wilson) Wang, CEO of Lion, commented, “Our various business lines continued to be negatively impacted by persisting headwinds in 2022, especially the sudden and rapid decline in economic activity, triggering volatile global financial markets combined with the continued effects of COVID-19. We suffered losses in CFD (contract for difference) and TRS (total return swap) trading business due to unpredictable market events, including China’s stringent zero-Covid policy, the Russia and Ukraine conflict, the energy crisis, and tense China-US relations. On the positive side, our futures and securities brokerage services expanded during this period, as a result of an increase in the number of executed futures contracts.”

“TRS and CFD trading are major focus areas for Lion, and given the nature of TRS and CFD trading, we understand our business can benefit from gains in good times and risk losses during more difficult times. At the same time, we are prudently managing resources, while focusing on risk management, strategically reducing costs, and trimming less meaningful business areas to help mitigate the impacts of the more difficult business environment. On the other hand, we are pleased to say that given current visibility and assuming no major macroeconomic surprises, we believe that we have seen the bottom in the first half and are seeing positive signs of improvement in our TRS and CFD income for the remainder of the year.

As we focus on our core business, we are also being responsive to changing business conditions by working closely with our customers, while remaining laser-focused on our strategy and long-term opportunities. We have evolved to incorporate NFT and Metaverse into our core business, and we are pleased to see revenue from the sale of MetaWords NFTs achieve US$0.4 million in the first half of 2022. In addition, we aim to secure new cooperation agreement in our TRS trading business in the second half of 2022, which can bring in new customers as a result of new synergies.

We have also added 83 ETFs to the basket of securities eligible for customers to trade.”

FINANCIAL RESULTS

For the Six Months Ended June 30, 2022

Revenues

Total revenue for the six months ended June 30, 2022 was severely affected by trading losses in CFD and TRS trading services, resulting in negative revenues of US$(4.3) million, compared to total revenues of US$3.6 million for the six months ended June 30, 2021. Total number of revenue-generating customer accounts decreased to 4,522 as of June 30, 2022, from 5,261 as of December 31, 2021 due to the decline in Lion’s insurance business.

●	CFD Trading Services Income (Losses). Loss generated from CFD trading services increased by US$5.8 million from a loss of US$(1.1) million for the six months ended June 30, 2021 to a loss of US$(6.9) million for the six months ended June 30, 2022, primarily attributable to an increase of US$5.4 million in trading losses and a decrease of US$0.4 million in commission income. The Company has suffered losses from CFD trades in the first half of 2022 as a result of fluctuation and volatility in the global financial markets in reaction to a series of unpredictable events, such as the Russia and Ukraine conflict, Europe’s energy crisis, surging inflation and interest rate hikes in the U.S. and Europe, China’s housing market slump, etc., which impacted the major stock indexes, commodity markets including crude oil and metals, and the foreign exchange market. Market making commission income decreased from US$1.0 million for the six months ended June 30, 2021 to US$0.7 million for the six months ended June 30, 2022, which was mainly attributable to China’s tightened restrictions on promotion and advertisement related to online financial products and services, leading to the decreased number of new accounts opened through online advertising. Total revenue-generating CFD trading client accounts slightly decreased to 2,819 as of June 30, 2022, from 2,866 as of December 31, 2021. CFD trading volume slightly decreased to 110,526 lots for the six months ended June 30, 2022, from 116,726 lots for the six months ended June 30, 2021.

●	TRS Trading Services Income (Losses). Revenues generated from TRS trading services decreased by US$4.4 million from an income of US$3.6 million for the six months ended June 30, 2021 to a loss of US$(0.8) million for the six months ended June 30, 2022, due to the trading gains/(losses) from the Company’s proprietary TRS trading activities decreased by US$6.2 million from an income of US$3.2 million to a loss of US$(3.0) million, partially offset by an increase of US$1.5 million in interest income earned on loans provided to TRS trading customers and an increase of US$0.3 million in commissions and other income. The Company’s proprietary TRS trading activities were significantly negatively impacted by the highly volatile Chinese stock markets in the first half of 2022 caused by China’s dismal economic outlook, lock-downs in cities across China, and heightened geopolitical tensions, etc. TRS trading volume was US$293 million and US$248 million for the six months ended June 30, 2022 and 2021, respectively.

●	Futures and Securities Brokerage Services. Revenues from futures and securities brokerage services increased from US$1.2 million for the six months ended June 30, 2021 to US$2.0 million for the six months ended June 30, 2022 as a result of an increase in the number of executed futures contracts, primarily due to Hong Kong’s rapid economic rebound as the pandemic subsided domestically in 2021 and sophisticated investors wanting to take advantage of the volatile markets increased allocations to speculative trading. Futures brokerage trading volume increased by 76.8% to 795,559 lots from 449,986 lots.

●	Others. Other income (loss) increased by US$1.5 million from a loss of US$(0.1) million for the six months ended June 30, 2021, to US$1.4 million for the six months ended June 30, 2022. The increase in other income was primarily attributed to trading gains realized from OTC call options of US$0.9 million, sale of MetaWords NFTs of US$0.4 million and interest, other income of US$0.2 million and the decrease of trading loss on equity securities of US$0.2 million generated in the first half of 2022, offset by the decrease of US$0.2 million in Bitcoin mining income as the Bitcoin mining operation has ceased since October 2021.

	Six months ended June 30,
	2022		2021
	US$	%	US$	%
	(Unaudited)		(Unaudited)
Revenues
CFD trading services income (losses)	(6,911,887)	158.9	(1,079,106)	(29.9)
TRS trading services income (losses)	(798,522)	18.3	3,607,526	100.1
Futures and securities brokerage services	1,979,384	(45.5)	1,212,222	33.6
Others	1,381,294	(31.7)	(140,345)	(3.8)
Total	(4,349,731)	100.0	3,600,297	100.0

Expenses

Total expenses were US$18.0 million for the six months ended June 30, 2022, representing an increase of 31.9% yoy from US$13.7 million in the first half of 2021, primarily due to increases in commission expenses, professional fees, research and development, depreciation and impairment of mining equipment, partially offset by the decrease in service fees, change in fair value of option liabilities, change in warrants liabilities, and compensation expenses.

●	Commission and fees expenses increased by 77.9% to US$2.1 million from US$1.2 million in the prior year period, primarily due to an increase in futures brokerage commission expenses of US$0.6 million and an increase in TRS trading and insurance brokerage commission expenses of US$0.3 million, which is in line with the overall trench of such businesses.

●	Compensation expenses decreased by 19.3% to US$1.9 million from US$2.4 million in the prior year period, primarily due to the discretionary bonus paid out in 2021.

●	Occupancy expenses increased to US$372,628 from US$347,660 in the prior year period, primarily due to the new office space rented for the Company’s subsidiary in Singapore, partially offset by the rental reduction for subsidiaries in Hong Kong as a result of COVID-19.

●	Communication and technology expenses decreased to US$930,518 from US$947,292 in the prior year period, remaining comparable to the corresponding period in 2021.

●	Cost of crypto mining was US$0.2 million for the six months ended June 30, 2021. There was no crypto mining operation since October 2021.

●	General and administrative expenses increased by 8.2% to US$0.7 million from US$0.6 million in the prior year period.

●	Professional fees increased to US$3.0 million from US$1.0 million in the prior year period, primarily due to the investor relations and consulting service fees we incurred as the Company became a public company and expanded into new business lines such as TRS trading and NFT.

●	Research and development expenses were US$4.1 million, which were incurred in connection with developing and enhancing the Company’s Metaverse project.

●	Service fees decreased by 56.7% to US$1.1 million from US$2.5 million in the prior year period, due to a one-off special incentive scheme for the six months ended June 30, 2021.

●	Interest expenses increased by 8.4% to US$1.0 million from US$0.9 million in the prior year period, mainly attributable to an increase of US$0.8 million in the interest the Company paid for loans borrowed from its TRS trading service business partners, offset by a decrease of US0.7 million in the interest and the amortization of debt discounts from convertible debentures.

●	Depreciation expenses increased to US$1.2 million from US$0.3 million in the prior year period, mainly attributable to the depreciation of acquired copyrighted trading software programs related to CFD and TRS trading services in 2021.

●	Marketing expenses slightly decreased by 29.4% to US$0.4 million from US$0.6 million in the prior year period.

●	Other expenses were US$(25,689), compared to US$312,104 in the prior year period.

Income Tax Expenses

Income tax expenses decreased from US$54,367 for the six months ended June 30, 2021 to US$3,071 for the six months ended June 30, 2022, primarily due to the taxes paid in 2021 as a result of IRS examination of Proficient Alpha Acquisition Corp.’s tax return for the period ended September 30, 2019.

Net (loss) income

As a result of the above, net loss was US$22.4 million in the first half of 2022, compared to net loss of US$10.1 million in the first half of 2021. Diluted net loss per ADS was US$0.52 in the first half of 2022, compared to US$0.47 in the first half of 2021.

In the first half of 2022, the Company’s weighted average number of ADSs used in calculating diluted net loss per ADS, was 40,384,040, compared to 26,732,397 in the prior year period.

Non-GAAP financial results

Non-GAAP net loss, which excludes change in fair value of warrant liabilities, stock-based compensation expenses and amortization of debt discounts, was US$19.5 million in the first half of 2022, compared to non-GAAP net loss of US$6.5 million1 in the first half of 2021. Non-GAAP diluted net loss per ADS was US$0.48, compared to non-GAAP diluted net loss per ADS of US$0.332 in the first half of 2021.

Liquidity

As of June 30, 2022, the Company’s cash and restricted cash were US$14.8 million, compared to US$15.8 million as of December 31, 2021 and US$15.7 million as of June 30, 2021. Net cash used in operating activities was US$0.9 million. Net cash used in investing activities was US$3.6 million. Net cash provided by financing activities was US$3.7 million.

Lion commentary on recent challenges in crypto sector

During the months of May through November 2022, market volatility in the prices of digital assets has been elevated due to a variety of factors, including, but not limited to, the macroeconomic environment (high inflation and rising interest rates) as well as the ‘crypto credit crisis’ brought on by the collapse and bankruptcy of a number of key players in the sector (cryptocurrency Luna collapse, hedge fund Three Arrows Capital default on loans and filing for bankruptcy, crypto-lending platform Celsius freezing all withdraws, cryptocurrency lender Voyager Digital filing for bankruptcy, crypto platform FTX filing for bankruptcy, crypto platform BlockFi filing for bankruptcy among others). The Company does not have counterparty exposure to any of the foregoing firms affected by the recent crypto credit crisis nor have its plans for NFT business operation been materially adversely impacted.

Non-GAAP Financial Measures

This press release includes reconciliations of the most comparable financial measures calculated and presented in accordance with accounting principles generally accepted in the U.S. (“GAAP”) to non-GAAP financial measures. The Company’s calculation of Non-GAAP (loss) income (net loss or income before change in fair value of warrant liabilities, stock-based compensation, amortization of debt discounts, depreciation expenses and impairment of fixed assets) and Non-GAAP EPS differs from EPS based on net (loss) income because it does not include change in fair value of warrant liabilities, stock-based compensation, amortization of debt discounts, depreciation expenses and impairment of fixed assets, which are non-cash charges. The Company believes that these measures help the management identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in net loss. The Company believes that these measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects, and allow for greater comparability with respect to key metrics used by its management in its financial and operational decision-making.

For more information on the non-GAAP financial measures, please see the table, titled “Unaudited Reconciliations of Non-GAAP and GAAP Financial Results,” set forth at the end of this press release.

[1]	Numbers for the first half of 2021 were restated due to depreciation expenses included in the calculation of non-GAAP measures in order to keep consistent and comparable with the first half of 2022.
[2]	Numbers for the first half of 2021 were restated due to depreciation expenses included in the calculation of non-GAAP measures in order to keep consistent and comparable with the first half of 2022.

About Lion

Lion Group Holding Ltd. (Nasdaq: LGHL) operates an all-in-one, state-of-the-art trading platform that offers a wide spectrum of products and services, including (i) total return service (TRS) trading, (ii) contract-for-difference (CFD) trading, (iii) insurance brokerage, and (iv) futures and securities brokerage. In addition, Lion owns a professional and experienced SPAC sponsorship team to become a leader in the SPAC arena, helping guide private companies through their listing journey while creating value for Lion itself. Lion is also fully committed to building the world’s top one-stop, cross-chain, high-expansion non-fungible token (NFT) marketplace and entering metaverse space through blockchain technology. Additional information may be found at http://ir.liongrouphl.com.

Forward-Looking Statements

This press release contains, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Lion’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, but are not limited to, statements about: Lion’s goals and strategies; our ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; Lion’s future business development, financial condition and results of operations; expected changes in Lion’s revenues, costs or expenditures; the impact of the COVID-19 pandemic; competition in the industry; relevant government policies and regulations relating to our industry; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Lion cautions that the foregoing list of factors is not exclusive. Lion cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Lion does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. Additional information concerning these and other factors that may impact our expectations and projections can be found in Lion’s periodic filings with the SEC, including Lion’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021. Lion’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Contacts

Lion Group Holding
Tel: +852 2820 9011
Email: ir@liongrouphl.com

ICR, LLC
William Zima
Tel: +1 203 682 8233
Email: ir@liongrouphl.com

LION GROUP HOLDING LTD

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(LOSS)

(in dollar amount)

	Six Months Ended June 30,
	2022	2021
Revenues
Insurance brokerage commissions	$340,218	$295,343
Securities brokerage commissions and fees	2,130,975	1,178,062
Market making commissions and fees	677,338	1,069,656
Interest income	1,894,170	304,406
Trading (loss) gains	(10,175,033)	369,484
Other income (loss)	782,601	383,346
	(4,349,731)	3,600,297

Expenses and others
Commissions and fees	2,116,021	1,189,243
Compensation and benefits	1,923,259	2,383,547
Occupancy	372,628	347,660
Communication and technology	930,518	947,292
Cost of crypto mining	-	219,662
General and administrative	681,860	630,059
Professional fees	2,982,570	990,011
Research and development	4,160,033	-
Services fees	1,070,887	2,474,122
Interest	1,021,773	942,264
Depreciation	1,198,122	279,680
Marketing	391,211	553,758
Payment service charge	(2,361)	292,630
Impairment of fixed assets	1,691,079	-
Impairment of cryptocurrencies	293,619	-
Change in fair value of warrant liabilities	(759,375)	2,411,429
Other operating	(23,328)	19,474
	18,048,516	13,680,831

Loss before income taxes	(22,398,247)	(10,080,534)
Income tax expense	(3,071)	(54,367)
Net loss	$(22,401,318)	$(10,134,901)
Net loss attributable to non-controlling interests	(2,124,600)	(36,227)
Net loss attributable to LGHL	$(20,276,718)	$(10,098,674)
Deemed dividend on the effect of the down round features	-	(1,021,500)
Dividends and deemed dividends on preferred shares	(546,141)	(1,562,905)

Net loss attributable to LGHL ordinary shareholders	$(20,822,859)	$(12,683,079)

Loss per share for both Class A and Class B - basic and diluted	$(0.52)	$(0.47)

Weighted average Class A ordinary shares outstanding - basic and diluted	35,295,167	22,690,522

Weighted average Class B ordinary shares outstanding - basic and diluted	5,088,873	4,041,875
	40,384,040	26,732,397

LION GROUP HOLDING LTD

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in dollar amount)

	June 30,	December 31,
	2022	2021
Assets
Current Assets
Cash and cash equivalents	$11,868,738	$15,098,151
Restricted cash-bank balances held on behalf of customers	2,942,560	653,324
Securities owned, at fair value	11,547,039	15,900,369
Receivables from broker-dealers and clearing organizations	50,775,530	87,938,377
Short-term loans receivable	3,578,046	-
Other receivables	118,506	67,352
Prepaids, deposits and other	3,616,933	8,741,735
Total current assets	84,447,352	128,399,308

Long term investment	1,492,582	1,550,314
Fixed assets, net	14,611,365	17,507,742
Right-of-use assets	1,279,030	-
Other assets	1,404,791	1,459,467
Total Assets	$103,235,120	$148,916,831

Liabilities, Mezzanine Equity and Stockholders’ Equity

Liabilities
Current Liabilities
Payables to customers	$28,613,350	$35,959,925
Payables to broker-dealers and clearing organizations	31,578,383	53,101,820
Accrued expenses and other payables	1,813,313	1,623,354
Derivative liabilities, at fair value	-	554,710
Short-term borrowings	110,000	110,000
Lease liability - current	535,228	-
Due to director	154,697	161,044
Total current liabilities	62,804,971	91,510,853

Lease liability - noncurrent	819,161	-
Convertible debentures	105,000	-
Warrant liabilities	1,181,250	1,940,625
Total Liabilities	64,910,382	93,451,478

Commitments and Contingencies

Mezzanine Equity
Series B Convertible Preferred Shares - 4,000 shares authorized, stated value of $1,000 per share, 4,000 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	2,980,188	1,222,771

Stockholders’ Equity
Preferred shares, $0.0001 par value, 50,000,000 shares authorized Series A Convertible Preferred Shares - 345,000 shares authorized, stated value of $1,000 per share, 150 and 6,500 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	90,674	3,929,206
Class A ordinary shares, $0.0001 par value, 300,000,000 shares authorized, 40,194,722 and 29,677,969 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	4,020	2,968
Class B ordinary shares, $0.0001 par value, 150,000,000 shares authorized, 9,843,096 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	984	984
Additional paid in capital	59,864,908	54,057,211
Accumulated deficit	(23,206,298)	(2,929,580)
Accumulated other comprehensive losses	(238,238)	(57,532)
Total LGHL shareholders’ equity	36,516,050	55,003,257

Non-controlling interest	(1,171,500)	(760,675)
Total shareholders’ equity	35,344,550	54,242,582

Total Liabilities, Mezzanine Equity and Shareholders’ Equity	$103,235,120	$148,916,831

LION GROUP HOLDING LTD

UNAUDITED SUMMARY OF CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS DATA

(in dollar amount)

	Six months ended June 30,
	2022	2021

Net cash used in operating activities	$(904,809)	$(24,342,405)
Net cash used in investing activities	(3,587,440)	(4,468,824)
Net cash provided by financing activities	3,668,775	39,736,327
Effect of exchange rate changes on cash	(116,703)	(21,628)
Net increase in cash and restricted cash	(940,177)	10,903,470
Cash and restricted cash at beginning of period	15,751,475	4,794,097
Cash and restricted cash at end of period	$14,811,298	$15,697,567

LION GROUP HOLDING LTD

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP FINANCIAL RESULTS

(in dollar amount)

	Six months ended June 30,
	2022	2021
	US$	US$

Net income (loss) attributable to LGHL	(22,401,318)	(10,134,901)
Stock-based compensation	650,275	190,900
Amortization of debt discounts	105,000	783,994
Depreciation expenses	1,198,122	279,680
Impairment of fixed assets	1,691,079	-
Change in fair value of warrant liabilities	(759,375)	2,411,429
Non-GAAP income (loss) attributable to LGHL before change in fair value of warrant liabilities, stock-based compensation, amortization of debt discounts, depreciation expenses and impairment of fixed assets	(19,516,217)	(6,468,898)

Non-GAAP earnings (losses) per share for both Class A and Class B - basic and diluted	(0.48)	(0.33)

Weighted average Class A ordinary shares outstanding - basic and diluted	35,295,167	22,690,522
Weighted average Class B ordinary shares outstanding - basic and diluted	5,088,873	4,041,875

	Six months ended June 30,
	2022		2021
	Basic	Fully Diluted	Basic	Fully Diluted

Earnings (Loss) attributable to LGHL per share for both Class A and Class B	(0.55)	(0.55)	(0.47)	(0.47)
Stock-based compensation	0.02	0.02	0.01	0.01
Amortization of debt discounts	0.00	0.00	0.03	0.03
Depreciation expenses	0.03	0.03	0.01	0.01
Impairment of fixed assets	0.04	0.04	-	-
Change in fair value of warrant liabilities	(0.02)	(0.02)	0.09	0.09
Non-GAAP earnings (losses) per share for both Class A and Class B (before change in fair value of warrant liabilities, stock-based compensation, amortization of debt discounts, depreciation expenses and impairment of fixed assets)	(0.48)	(0.48)	(0.33)	(0.33)